Morgan Stanley Asia-Pacific Fund, Inc.
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased:	 China Oilfield Services Ltd
Purchase/Trade Date:	 1/8/2014
Offering Price of Shares: HKD $21.300
Total Amount of Offering: 276,272,000
Amount Purchased by Fund: 36,000
Percentage of Offering Purchased by Fund: 0.013
Percentage of Fund's Total Assets: 0.03
Brokers: CICC, Credit Suisse, JP Morgan, Goldman
Sachs, Morgan Stanley
Purchased from: JP Morgan
Firm Commitment Underwriting: YES
Issuer has over three years of continuous operations*:
YES
Percent of offering purchased by Fund and all other accounts advised by the adviser is less than 25%: YES
The underwriting commission, spread and profit is reasonable and fair compared to the underwritings of similar securities: YES
* Muni issuers must also have an investment grade rating from at least one NRSRO; or if less than three years of continuous operations, must have one of the three highest rating categories from at least one NRSRO.